17004403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 09 2017

Washington DC 406

SEC FILE NUMBER
8-43035

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Brokers Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside 5, 185 Hudson Street, Suite 1500
(No. and Street)

Jersey City (City) New Jersey (State) 07311-4011 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H. Dower (212) 513-4443
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name - if individual, state last, first, middle name)

4 Becker Farm Road (Address) Roseland (City) NJ (State) 07068 (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

First Brokers Securities LLC
Table of Contents
December 31, 2016

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
[] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[] A copy of the SIPC Supplemental Report.
[] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert H. Dower, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to First Brokers Securities LLC at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

R. H. Dower
Signature

Chief Financial Officer
Title

Subscribed and sworn
to before me

Hilda Valentin Rivera

VALENTIN RIVERA HILDA
Notary Public, State of New York
No. 01VA5066801
Qualified in Bronx County
Commission Expires October 7, 2018

First Brokers Securities LLC
Index
December 31, 2016

Page(s)

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of First Brokers Securities LLC

We have audited the accompanying statement of financial condition of First Brokers Securities LLC (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Brokers Securities LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Eatontown, New Jersey
February 6, 2017

First Brokers Securities LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	5,414,720
Receivable from clearing broker, net		3,945,725
Receivable from broker dealers		8,080
Property and equipment, net of accumulated depreciation and amortization of $4,901,266		218,331
Prepaid expenses and other assets		385,206
Total assets	$	9,972,062
Liabilities and Members' Equity		
Liabilities		
Accrued compensation and related expenses	$	3,455,081
Accounts payable and accrued expenses		227,113
Payable to affiliate		116,584
Total liabilities		3,798,778
Commitments and contingencies		
Members' equity		6,173,284
Total liabilities and members' equity	$	9,972,062

The accompanying notes are an integral part of these financial statements.

1. Organization

First Brokers Securities LLC (the "Company") is a Delaware Limited Liability Company. The Company, headquartered in New Jersey, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal business activity is the brokering of corporate and government debt securities.

The Company is owned 60% by AO-First Brokers LLC and 40% by ICAP Broker Holdings North America ("IBHNA").

Brokerage Capacities

In certain products, the Company acts in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching in whole or in part, reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Company acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism.

Unmatched Principal Transactions

The Company may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Company customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Company acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out trades. From time to time, as a result of a bona fide error the Company may in "matched principal" marketplaces acquire a position in resolution of such error (this may also occur when the Company is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes, but is not limited to, acquiring a position (i) resulting from partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles in the United States ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of the contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(b) Principal Transactions, Commission Revenue and Clearance Costs

All principal transactions, commission revenue and clearance costs are recorded on a trade date basis.

(c) Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. At December 31, 2016, the Company has no cash equivalents.

(d) Investment Valuation

The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which

no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by or under the direction of the investment advisor in accordance with US GAAP.

3. Employee Benefits

The Company sponsors a 401(k) retirement plan (the "Plan"). The Plan covers all employees upon commencement of employment with the Company. The Company does not match employee contributions.

4. Property and Equipment

Property and equipment at December 31, 2016 are comprised of:

			Estimated Useful Lives
Cost:			
Telephone and computer equipment	$	1,770,299	3 to 5 years
Furniture and fixtures		640,000	3 to 5 years
Leasehold improvements		2,501,000	10 to 15 years
Software – work in progress		208,298	3 to 5 years
		5,119,597	
Less: Accumulated depreciation and amortization		(4,901,266)	
	$	218,331	

5. Related Party Transactions

The Company entered into agreements whereby subsidiaries of the minority owner provide certain services to the Company. For the year ended December 31, 2016, the Company incurred fees under this agreement. These services included IT support for the entire period and legal, compliance and risk services for a portion of the period. As of December 31, 2016, the Company had a payable of $116,584, which includes approximately $37,400 relating to the aforementioned fees and other advances.

Prepaid expenses and other assets include non-interest bearing advances to employees of the Company. The advances are $14,209.

The Company makes monthly payments for offices leased by an affiliate of IBHNA in New Jersey.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

6. Due from clearing broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $3,000,000, which is included in the net receivable from clearing broker in the accompanying statement of financial condition (see Note 10).

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

7. Revolving Note and Cash Subordination

On February 1, 2015, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Agreement") with ICAP Securities USA LLC. The Agreement creates a $5,000,000 line of credit with a draw down period that expires on January 31, 2018 and requires that any advances under the Agreement be repaid by no later than January 31, 2019. The interest rates will be agreed to at the time of each advance. Any advances will be considered as liabilities of the Company, subordinated to claims of its general creditors, and will be available for net capital purposes. During the year ended December 31, 2016, the Company did not borrow against this Agreement.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined. At December 31, 2016, the Company's net capital was approximately $5,562,000 which was approximately $5,312,000 in excess of its minimum requirement of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

9. Concentration

Substantially all of the cash assets of the Company are held by one bank and a single clearing broker dealer.

10. Commitments and Contingencies

The Company leases office space, from an affiliate, under a non-cancellable lease agreement which expires on November 15, 2017. At December 31, 2016, the annual minimum payments under this agreement are approximately $703,000 for 2017.

As a result of an amendment to the clearing agreement, the Company's required clearing deposit was increased to $3,000,000 as of December 31, 2015.

As of December 31, 2016, the Company's deposit with its clearing broker totaled $2,000,000.

11. Subsequent Events

The Company has performed an evaluation of subsequent events. There have been no subsequent events that occurred during this period that would require recognition or disclosure in these financial statements.